Exhibit 4.1

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 125,000,000 shares of common stock, $0.0001 par value and 100,000,000 shares of preferred stock, $0.0001 par value. As of December 31, 2020, there were 9,639,268 shares of our common stock outstanding that were held of record by approximately 172 stockholders of record, and convertible notes to purchase 536,302 shares of common stock were outstanding.

The following description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to the Annual Report on Form 10-K of which this exhibit forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of INVO Bioscience. We have no present plans to issue any shares of preferred stock.

Convertible Promissory Notes and Unit Purchase Options

From May 15, 2020 through July 1, 2020, we issued (i) $3,494,840 of 10% secured convertible promissory notes (the “Notes’) and (ii) Unit Purchase Options (“Purchase Options”) to purchase 303,623 units (each, a “Unit”), at an exercise price of $8.00 per Unit (subject to adjustments). with each Unit exercisable for (A) one share of our Common Stock and (B) a 5-year warrant (the “Warrants”) to purchase one share of our common stock at an exercise price of $9.60 (subject to adjustments). The Notes are convertible at $5.76, subject to adjustment for stock splits, combinations or similar events and anti-dilution provisions, among other adjustments., A Note may not be converted and shares of common stock may not be issued under the Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of our outstanding ordinary shares. We may prepay the Notes at any time in whole or in part by paying a sum of money equal to 100% of the principal amount to be redeemed, together with accrued and unpaid interest plus a prepayment fee equal to one percent (1%) of the principal amount to be repaid. The Notes are secured by the proceeds from the $3,000,000 milestone payment pursuant to Section 7.2(b) of the Distribution Agreement dated November 12, 2018 between the Obligor and Ferring International Center S.A. (“Ferring”), after such proceeds are actually received by us from Ferring, all pursuant to the terms of a Security Agreement entered into between us and the noteholders under the Securities Purchase Agreement.

Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws and the Nevada Anti-Takeover Provisions

Some provisions of Nevada law and our amended and restated articles of incorporation and bylaws contain provisions that could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation and bylaws provide for the following:

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Preferred Stock. The ability to authorize preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

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Requirements for Advance Notification of Stockholder Nominations. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

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Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the majority board of directors, the chairman of the board of directors or the chief executive officer.

●	Amendment of Bylaws. Our board of directors have the sole power to amend the bylaws.

Nevada Anti-Takeover Provision

Section 78.438 of the Nevada Revised Statutes (“NRS”) prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of the outstanding voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS. As a result of these provisions in our charter documents under Nevada law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

Transfer Agent and Registrar

We have engaged the services of Transfer Online, Inc. as our transfer agent and registrar